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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

  Competitive Conditions

     The retail industry in general, and the home-fashion superstore business, in particular, are intensely competitive. Generally, our stores will be in competition with numerous other independent retailers and department stores in the geographic areas in which our stores operate, as well as with off-price and discount stores, many of which have greater sales, assets and financial resources. Each of our stores may be confronted with several national and local competitors.

  Expansion Plans

     Our growth is dependent, in large part, upon our ability successfully to execute our expansion program and to increase the productivity of our existing store base. Pursuant to the expansion program, we plan to open approximately seven new stores in 2000 (two of which are already open) and 15 stores in 2001. Accomplishing the planned expansion will be dependent upon many factors, including the availability of financing, general economic conditions, the identification of suitable markets and the availability and negotiation of leases on acceptable terms. As a result, there can be no assurance that we will be able to achieve our targets for opening new stores or that the new stores, when opened, will operate profitably. In addition, we must be able to hire, train and retain competent managers and personnel, and manage the systems and operational components of our growth. There can be no assurance that we will be successful in attracting, training and retaining employees.

  Economic Conditions

     The domestic merchandise and home furnishings business is dependent upon a high volume of sales that may be adversely affected by an economic downturn or a decline in consumer spending. There can be no assurance that a prolonged recession would not have a material adverse impact on our operations.

  Dependence on Key Personnel; Need for Additional Personnel

     Our success depends in large part on the efforts and abilities of our executive officers, particularly our Chief Executive Officer and President, Gregory K. Johnson. The loss of the services of any of our executive officers could have a material adverse effect on our results of operations. We have entered into an employment agreement with Mr. Johnson and other key executives. Additionally, our success depends on the hiring of store managers who are able to operate effectively our superstores on a day-to-day basis. The competition for qualified personnel is intense and there can be no assurance that we will be able to attract and retain the personnel we require.

  Dependence on Key Suppliers

     We purchase our inventory from over 2,500 suppliers and have no long-term purchase commitments or exclusive contracts with any vendor or supplier. No supplier represents over 5% of our total purchases and we believe that most of our suppliers could be replaced with minimal impact on our results of operations. During the fiscal year ending February 26, 2000, approximately 92% of our merchandise was purchased from domestic suppliers and the remaining 8% was imported from manufacturers or their agents, principally in the Far East (Hong Kong, China and Taiwan). Nevertheless, our results of operations could be adversely affected by a disruption in our purchases from key suppliers. Although we believe that our relationships with key vendors are very good, because we have no supply contracts with our vendors, the vendors could discontinue selling to us at any time.

     Currently, our suppliers provide volume purchasing incentives, trade discounts, cooperative advertising and other purchasing incentives. A decrease in these incentives could also have a material adverse effect on our results of operations.
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  Seasonality and Quarterly Fluctuations

     Our business is subject to seasonal and quarterly fluctuations. Historically, we have realized a significant portion of our net sales and substantially all of our operating income for the year in the third and fourth quarters. Management believes this is the general pattern associated with this segment of the retail industry and expects that this pattern will continue in the future. If for any reason our sales during the fourth quarter are substantially below expectations, our annual results will be adversely affected.

  Need for Additional Financing

     Our business is expected to have substantial expenditure needs. We have entered into a Revolving Credit Facility that provides us with approximately $200 million of availability, subject to certain limitations. Management believes that this facility, together with anticipated revenues from operations should be sufficient to fund our operating expenses and capital requirements for at least the next 12 months. We may, from time to time, seek alternative sources of capital to reduce indebtedness, provide additional working capital and augment new store growth. No assurances can be given that such alternative sources will be available on commercially acceptable terms.

  Control by Majority Stockholder

     The KIA continues to own 51% of our outstanding Common Stock and continues to retain control over all matters requiring approval by the stockholders, including the election of directors.

  No Dividends Anticipated

     Because we intend to apply our earnings, if any, to finance our operations, and because of restrictions set forth in our Revolving Credit Facility and Term Loan, we do not anticipate that we will pay cash dividends on our Common Stock in the foreseeable future.

  No Public Market for Common Stock

     There is no existing trading market for the Common Stock, nor is it known whether or when one will develop. There can be no assurance that an active trading market will develop or, if developed, be sustained in the future. There can also be no assurance as to the degree of price volatility in any such market.